FILED BY PFIZER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ASTRAZENECA PLC

COMMISSION FILE NO. 001-11960

Ian Read, Chairman and CEO of Pfizer,

discusses a potential combination

with AstraZeneca.

Why is Pfizer interested in a combination with AstraZeneca? Why AstraZeneca? What are the main benefits for shareholders and other stakeholders?

Well, when we look at combinations, we start from a basis of: will it be good for patients? Will it allow us to bring products faster to market and better products? And then we look at: will it be good for shareholders. So we see the combination of AZ being positive in probably over three areas. Firstly, their pipeline fits very well with our pipeline—immunoncology, inflammation, CV med. So we see a very interesting and powerful combination there. We see what we would call their off-patent business combining very well with our off-patent business in giving us strength and breadth in emerging markets. So, when you look at this combination, it really meets the scientific needs, it meets needs of efficiency, it meets needs of strengthening our balance sheet and strengthening our fiscal position, and it allows AZ shareholders to: number one, get an immediate benefit from the cash that we would pay them, it allows them to participate in a very strong combined company with great cash flows and great portfolio, and it allows a very efficient allocation of capital by my company.

Well, when we looked at AZ, we liked their science. We liked where their science is being done, which is in the UK, and we know we have good science in the UK in the Cambridge, Oxford, London and other universities. So we liked the science, we liked the complementary nature of the portfolio, and frankly you know, as far as we know, we believe the cultures are very complementary. And one of the most important things that you do when you do a combination is you need to believe that the cultures are similar, so you can do it quickly and you can come out with a combined company that clearly understands its objectives and is ready to go.

Ian Read, Chairman and CEO of Pfizer,

discusses a potential combination

with AstraZeneca.

What is the motivation for the potential combination?

Well this deal, if it happens, is motivated by three components of value. The first is the pipeline, the complementary nature of the pipeline, our ability, for instance, in immunoncology to combine AstraZeneca’s products with ours, the complementary nature of inflammation and CV med. So that’s one part of the value. The second part of the value is in improving the efficiency of the organization. So, you know, we have something at Pfizer called “Straight Talk.” So, governments are all around the world pressurizing the industry to produce products of higher value and with more productivity, at lower cost. So one way of doing that is to consolidate and is to take out overlapping functions. That is part of consolidation; it’s part of us becoming more efficient and this is one way of doing it, and I think it’s probably one of the best ways of doing it. So that’s the second component of value. And the third component of value is the fact that it will liberate the balance sheet and tax of the combined companies and that will allow us to have great cash flow and together be a stronger company, and together be able to invest in research, and in development, and with the scientific community.

I think both companies have strategies that are aimed at growing and aimed at meeting patients’ needs. I believe that by combining these two companies we strengthen those possibilities. We strengthen the ability to bring products to patients. We strengthen the financial aspects of the company. We can invest in science. I see this as a win-win for society, a win-win for shareholders, and a win-win for stakeholders.

Ian Read, Chairman and CEO of Pfizer,

discusses a potential combination

with AstraZeneca.

How would you accomplish a large scale integration, should you be successful?

Should we be successful, it starts from…I believe there’s a compelling vision for putting these two companies together, and I believe that both…both parts…both parts of the…of the separate entities, the colleagues will see that compelling vision and see the power it has for patients and the power it has for all stakeholders. So that’s number one. Number two—structurally, we’re prepared for that type of integration. We have our research units split up into major disease areas. Each research unit has a Chief Scientific Officer who is empowered to run that unit. That Chief Scientific Officer probably controls 80 percent of the funds in that research area. So the integration of the two scientific bases, in my opinion, will be very easy. They will be empowered leaders who will look at the substrate, look at the skills, look at where the science is being done, and will be able to make quick decisions based on the science. And on the commercial side, we would also be able look at our businesses, which are split up into Innovative, which I would call big innovative areas like CV med, neuroscience and inflammation. And we have an innovative head for Oncology, an innovative head for Vaccines and Consumer. And then, we have an Established Products business unit which does all of peri and post-LOE products and that would allow, a nice integration of those two businesses. And if you look at it, we would then have two big sub-sections of businesses—one Innovative and one Established Products—set up to be successful in the marketplace. It comes down to speed of decision making. It comes down to having a plan and implementing and getting everybody enthusiastic behind the integration.

Ian Read, Chairman and CEO of Pfizer,

discusses a potential combination

with AstraZeneca.

Is Pfizer truly committed to R&D and what is your commitment to Cambridge, UK?

When I took over as CEO, I established four imperatives. And the first, most important imperative, was fix our innovative core. I am aware that without a great innovative core, you don’t have a pharmaceutical company. And the better the products that you have, the more differentiated that they are, in fact the less you have to commercialize them. So, the innovative core is the heart and center of Pfizer. When we bought Wyeth, we were mainly a small molecule company. We brought in Wyeth’s talent, we brought in their large molecule capabilities, we brought in their Chief Scientific Officer, we brought in a lot of talent from Wyeth, and we set about building a great…rebuilding, I’d say, a great scientific organization, and we’ve attracted a lot of talent. We have hubs of science in La Jolla and in the Bay Area and in Cambridge, Massachusetts. We are working with 23 universities in the United States where we’re co-funding exciting early development and we would look to do that wherever there is great science.

The decision to substantially reduce our presence in Sandwich, by the way, we are still open in Sandwich. We have a big pharm-sci development area there, was taken in the light of the challenges we had, as we had large LOE’s. And furthermore, the areas in which we were doing science, were areas that we decided we wanted to exit. So…so when we look at what we’ve done in the U.S., we’ve taken our research, which was also disbursed across the U.S. and we’ve moved a lot of the research to Cambridge, Massachusetts. This is an area where there is a lot of exciting science being done, a lot of universities, a lot of talent where we can combine chemistry and biology, and we are very positive about our investment in Cambridge, Massachusetts. So now let’s turn and look at the U.K. U.K. I see great similarities with Cambridge, Massachusetts where you have this hub of innovation, this hub of young scientists, where you see between Cambridge and Oxford and London huge opportunities in science. So the strategy to build a center in Cambridge in fact is in line with our strategy, as we’ve shown by what we’ve done in Massachusetts.

Forward-Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Pfizer and the combined businesses of AstraZeneca and Pfizer and certain plans and objectives of Pfizer with respect thereto, including the expected benefits of a potential combination as well as whether a potential combination will be pursued. These forwardlooking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, uncertainties inherent in research and development, the possibility that a possible offer will not be pursued or will be pursued on different terms and conditions, failure to obtain necessary regulatory approvals or any required financing or to satisfy any of the other conditions to a possible combination, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects of the announcement or the consummation of the possible combination on the market price of Pfizer’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following a possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made by Pfizer in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Pfizer’s plans with respect to AstraZeneca, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forwardlooking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Pfizer assumes no obligation to update or revise the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended 31 December 2013 and in its subsequent reports on Form 10-Q and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this document.

Additional U.S.-Related Information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Pfizer or AstraZeneca. Subject to future developments, Pfizer may file a registration statement and/or tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a possible combination. Pfizer and AstraZeneca shareholders should read those filings, and any other filings made by Pfizer with the SEC in connection with a possible combination, as they will contain important information. Those documents, if and when filed, as well as Pfizer’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Pfizer’s website at www.pfizer.com.